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                          August 22, 2023

       Francis Dufay
       Chief Executive Officer
       Jumia Technologies AG
       Skalitzer Stra  e 104
       10997 Berlin
       Federal Republic of Germany

                                                        Re: Jumia Technologies
AG
                                                            Registration
Statement on Form F-3
                                                            Filed August 15,
2023
                                                            File No. 333-274004

       Dear Francis Dufay:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at 202-551-7127 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Krystian M. Czerniecki